Exhibit 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In millions, except ratios)	Year Ended December 31,
	2010	2011	2012	2013	2014
Earnings:
Pre-tax income from continuing operations	$10,796	$12,326	$14,469	$15,899	$17,259
Add:
Fixed charges	103	185	233	258	307
Pre-tax income from continuing operations plus fixed charges	$10,899	$12,511	$14,702	$16,157	$17,566
Fixed charges:
Interest expense and amortization of capitalized expenses related to indebtedness	$5	$58	$84	$83	$101
Estimated interest component included in rent expense	98	127	149	175	206
Total fixed charges	$103	$185	$233	$258	$307
Ratio of earnings to fixed charges	106	68	63	63	57